UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to __________.

Commission file number: 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Ryder System, Inc. 11690 NW 105 Street
Miami, Florida 33178

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Ryder System, Inc. 401(k) Savings Plan
Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2015.
Miami, Florida
June 16, 2020

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2019	2018
Assets
Investments at fair value	$1,276,906,633	$1,007,564,164
Investments at contract value	133,429,692	133,796,827
Receivables:
Notes receivable from participants	37,288,760	35,813,570
Participant contributions	1,017,618	742,639
Employer contributions	18,227,720	19,425,221
Due from broker	214,232	14,126
Contribution receivable from MXD Plan (Note 1)	—	13,143,566
Total receivables	56,748,330	69,139,122

Total assets	1,467,084,655	1,210,500,113

Liabilities
Due to broker	29,137	66,523
Other liabilities	417,640	232,979
Total liabilities	446,777	299,502

Net assets available for plan benefits	$1,466,637,878	$1,210,200,611

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2019	2018
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in value of investments	$255,691,048	$(114,873,560)
Dividends	16,694,810	25,298,539
Interest	3,097,104	2,461,110
Net investment income (loss)	275,482,962	(87,113,911)

Interest income on notes receivable from participants	1,631,469	1,370,743

Contributions:
Employer	33,251,198	32,592,561
Participants	62,203,932	55,537,897
Participant rollovers	6,998,687	7,229,061
Total contributions	102,453,817	95,359,519

Total additions	379,568,248	9,616,351

Deductions from net assets attributed to:
Benefits paid to plan participants	121,726,221	116,955,353
Administrative expenses	1,404,760	1,458,542
Total deductions	123,130,981	118,413,895

Net increase (decrease)	256,437,267	(108,797,544)
Transfer in from related plan (Note 1)	—	13,143,566

Net assets available for plan benefits:
Beginning of year	1,210,200,611	1,305,854,589
End of year	$1,466,637,878	$1,210,200,611

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan's trustee and record-keeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility
Participation in the Plan is voluntary. In general, all employees on the U.S. payroll of Ryder System, Inc. (the “Company”) and its subsidiaries that have adopted the Plan are eligible to participate in the Plan. In June 2019, the Retirement Committee approved an amendment to remove the six month wait for new employees to make their own pre-tax contributions to the Plan. Accordingly, newly hired employees are eligible to participate as soon as administratively practicable after hire. Prior to this, employees were eligible beginning on the first day of the month following completion of a six month period of service. The six month waiting period was lifted for new hires from and after 10/1/2019 with the amendment from June 2019. The following employees or classes of employees are not eligible to participate: (a) an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan; (b) employees eligible to participate under another Company sponsored qualified savings plan; and (c) leased employees.

Contributions
Participant Contributions
Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of: (a) 50% of compensation, (b) the IRS limit of $19,000 and $18,500 for 2019 and 2018, respectively, or (c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.

Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $6,000 in addition to the IRS limit. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of twenty- six investment options and may direct the record-keeper to transfer among investment options on a daily basis.

Employer Contributions
If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant's account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.

Salaried and non-salaried employees hired prior to January 1, 2016, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company and other employee groups as described below, that are not grandfathered into the Ryder System, Inc. Retirement Plan are eligible to receive:

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements.

For field hourly employees of RIL hired prior to January 1, 2016, the Company will make a basic contribution of $400 on an annual basis whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.

On January 1, 2011, the Plan was amended to include employees acquired through the Total Logistic Control (“TLC”) acquisition, which was completed on December 31, 2010. The acquired TLC employees who met the requirements and were deemed eligible to participate under TLC’s plan were immediately eligible to receive Company matching contributions under the Plan. The acquired TLC hourly employees are eligible to receive: a) a 100% Company match of participant contributions up to 4% of eligible pay and b) a 50% Company match of participant contributions of the next 2% of eligible pay. The acquired salaried TLC employees are eligible to receive the same benefit as all other salaried employees (defined above). All acquired TLC employees are fully vested in the Company matching contributions.

On January 1, 2016, the Plan was amended for new hires and re-hires. Effective January 1, 2016, matching contributions for new hires and re-hires, regardless of position, shall equal 50% Company match of participant contributions up to 6% of eligible pay, subject to IRS limits upon meeting eligibility requirements. In no event will a new hire or re-hire be eligible to receive employer contributions.

Additionally, the amendment replaced the 30% matching contribution up to 5% of eligible pay for the employees acquired through Scully Distribution Services and employees hired into the Company’s Dedicated Contract Carriage (“DCC”) on or after April 1, 2012.

Also on January 1, 2016, effective for plan years beginning with the 2016 plan year, the employer contribution for eligible salaried and non-salaried employees shall be made annually, as soon as practicable, following the last day of the plan year in an amount equal to 3% of the participant’s compensation for the plan year. For field hourly employees of RIL, the $400 company contribution will also be made annually, as soon as practicable, following the last day of the plan year. An employee must be employed by the Company on December 31st of the plan year to be eligible to receive the plan year’s employer contribution. Contributions will be calculated for periods during which a person is eligible during the year.

The Company may make a discretionary matching contribution for salaried and non-salaried employees, other than RIL non-salaried employees. This discretionary matching contribution may be based on the Company’s attainment of specified performance goals. Company contributions are for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For the years ended December 31, 2019 and 2018, the Company did not make any discretionary matching contributions.

Contributions are subject to certain IRS limits.

On June 15, 2018, the Plan was amended to include employees acquired through the Metro Truck and Tractor Leasing, Inc. (“MTTL”) stock acquisition. Effective June 15, 2018, these employees were subject to the terms of the Plan with the exception of the service and vesting period. Previous MTTL employees who became employed at Ryder System, Inc. were credited with all service as employees of Metro Truck & Tractor Leasing, Inc. and its subsidiaries that were recognized as eligibility and vesting service under the Metro Truck and Tractor Leasing, Inc. 401(k) Plan as of June 15, 2018.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Effective December 31, 2018, the Plan was amended to reflect the merger of the MXD Group, Inc. Retirement Savings Plan ("MXD Plan") with and into the Plan. The assets and liabilities of the MXD Group, Inc. (now Ryder Last Mile or “RLM”) Plan were merged effective December 31, 2018. As a result of the merger, the assets due to the Plan were recorded as a contribution receivable from MXD Plan of $13,143,566 in the Statement of Net Assets Available for Plan Benefit as of December 31, 2018. The contribution receivable is composed of:

Participant contributions	$7,670,300
Employer contributions	4,764,479
Participant rollovers	708,787
$13,143,566

The acquired RLM employees who met the requirements and were deemed eligible to participate under RLM’s plan were immediately eligible to receive Company matching contributions under the Plan. The acquired RLM employees are eligible to receive a 50% Company match of participant contributions up to 6% of eligible pay. All acquired RLM participants who were employed with MXD Group, Inc. on the plan merger date of December 31, 2018 vested in their prior MXD employer contributions based on the MXD vesting schedule:

Number of Years of Vesting Service	Vested Percentage
1	25%
2	50%
3	75%
4	100%

Vesting
Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company. RIL field hourly employees’ basic Company contributions and the match on the first $300 of participant contributions are immediately fully vested.

Participant Accounts
Each participant's account is credited with the participant's contribution and with allocations of: (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated evenly across all eligible accounts for recordkeeping services. Loan and distribution expenses are charged directly to the respective participant. Trustee fees are allocated to participants’ accounts on a pro-rata basis based on the participant’s account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant's vested account. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 2019 and 2018, employer contributions were reduced by $1,817,990 and $1,448,566, respectively, from forfeited nonvested accounts. At December 31, 2019 and 2018, forfeited nonvested accounts available to reduce future employer contributions totaled $210,584 and $200,943, respectively.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a fixed rate which is the prime rate as received from Reuters updated on the first business day of the quarter. The loan’s interest rate is fixed for the life of the loan. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Benefits Paid
If a participant leaves the Company, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid as an automatic distribution. As of December 31, 2019 and 2018, there were no automatic distributions pending. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1st of the year after the participant reaches age 70 ½. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock is recorded on the record date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants
Notes Receivable from Participants is measured at their unpaid principal balance plus any accrued but unpaid interest. Loans in default are recorded as distributions based upon the terms of the plan document and are included in benefits paid to participants. No allowance for credit losses has been recorded as of December 31, 2019 and 2018.

Due to/from broker
Due to/from broker for investment securities purchased/sold include amounts payable or receivable to/from clearing organizations relating to investment security transactions to be settled.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Trustee fees, management fees and other fund expenses are paid from the assets of the Plan. Loan administrative and origination fees and recordkeeping fees are paid by the participants. Investment related expenses are included in net (depreciation) appreciation in value of investments.

Subsequent Events
The Plan evaluated subsequent events through June 16, 2020, the date the financial statements were available to be issued. Except for the items discussed below, there were no subsequent events requiring adjustments to the financial statements or disclosures.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. As a result, the Plan’s investment portfolio has incurred a decline in fair value during the first quarter of 2020, with a subsequent increase in fair value in May 2020. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (CARES) Act.” The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants.

Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions: (a) special coronavirus distributions up to $100,000 (b) increase the available loan amount as described in Note 1 to the lesser of $100,000 or 100% of the participant’s vested account balance (c) extend the period for loan repayments, if applicable, up to one year and (d) suspended required minimum distributions for 2020. Participants have withdrawn approximately $5 million in special coronavirus distributions under the CARES Act provision.

Recently Issued Accounting Pronouncements
In August 2018 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 improves the disclosure requirements for fair value measurements. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Plan is assessing the impact on its disclosures of adopting the updated standard.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

a.Quoted prices for similar assets or liabilities in active markets
b.Quoted prices for identical or similar assets or liabilities in inactive markets
c.Inputs other than quoted prices that are observable for the asset or liability
d.Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the assets or liability.

Level 3: Inputs that are unobservable inputs for the asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies at December 31, 2019 and 2018.

Mutual funds: valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended mutual fund and are valued using a market approach. Fair value is based on a daily net asset value (“NAV”) that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and therefore the mutual funds have been classified within Level 1 of the fair value hierarchy.

Ryder System, Inc. common stock: valued at the closing price reported on the active market on which the individual security is traded and therefore, has been classified within Level 1 of the fair value hierarchy.

Common collective trusts: valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. Each fund consists of a commingled trust that invests in a diversified portfolio of equity index, fixed income index and/or short-term products. The investment objective of each portfolio is to achieve a high total return until its target retirement date. Thereafter, each portfolio's objective will be to seek high current income and, as a secondary objective, capital appreciation. These investments are direct filing entities. The fund’s fair value is measured as the fair value of the ownership interest in the fund.

Short-term money market instruments: stated at net asset value. The short-term money market instruments are invested in the Colchester Street Fund - Money Market Portfolio: Class I and Fidelity Institutional Money Market Portfolio: Class I fund. The funds invest in money market funds to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV).

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following table presents the Plan’s assets at fair value. Classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

	December 31,
	2019	2018
Investments in the fair value hierarchy: (a)
Mutual funds	$462,676,318	$385,535,581
Ryder System, Inc. common stock	62,532,045	57,394,319
	525,208,363	442,929,900

Investments measured at net asset value: (b)
Common collective trusts	748,089,547	560,729,551
Short-term money market instruments	3,608,723	3,904,713
	$1,276,906,633	$1,007,564,164
__________________________________________
(a)Mutual funds and Ryder System Inc. common stock have been classified within Level 1 of the fair value hierarchy.
(b)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Transfers between Levels
For years ended December 31, 2019 and 2018, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

Investments Measured Using the Net Asset Value per Share Practical Expedient
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2019 and 2018, respectively. There are no participant redemption restrictions for these investments. The redemption notice period is applicable only to the Plan.

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Common collective trusts	$748,089,547	N/A	Daily	N/A
Short-term money market instruments	$3,608,723	N/A	Daily	N/A

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Common collective trusts	$560,729,551	N/A	Daily	N/A
Short-term money market instruments	$3,904,713	N/A	Daily	N/A

4.Investment Contracts with Insurance Companies

The Interest Income Fund, one of the Plan's investment options, may be invested in short-term money market instruments and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, the contract is measured at contract value. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events may be different under each contract. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option and (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement before the scheduled maturity date. In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include the following: (1) there is a change in the qualification status of the Plan, (2) if there is a breach of material obligations under the contract and misrepresentations by the contract holder, (3) if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines, (4) if the contract holder assigns its interest in the contract without permission, (5) if the investment manager is terminated and a successor manager acceptable by the wrap issuers is not appointed and (6) the contract holder engages in fraud or deceit related to the wrap contract.

5.Risks and Uncertainties

The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty- six participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

6.Related Party Transactions and Party-In-Interest Transactions

The Plan holds shares of Ryder System, Inc. common stock (1,151,391 and 1,191,990 shares at December 31, 2019 and 2018, respectively), and recorded dividend income ($2,597,406 and $2,365,619 in 2019 and 2018, respectively), net realized (losses) gains on sale (($1,035,230) and $2,162,575 in 2019 and 2018, respectively) and net unrealized appreciation (depreciation) in value of these securities ($8,745,243 and ($42,099,529) in 2019 and 2018, respectively). Accordingly, these shares qualify as a party-in-interest.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan also holds shares of mutual funds managed by Fidelity Management Company, which are affiliated with the Plan's current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party-in-interest.

Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $983,858 and $1,036,511 for the years ended December 31, 2019 and 2018, respectively. These fees are recorded as administrative expenses in the accompanying Statements of Changes in Net Assets Available for Plan Benefits.

Notes receivable from participants also qualify as exempt party-in-interest transactions.

7.Plan Termination

While it has not expressed any intention to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account, and would become 100 percent vested in their employer contributions.

8.Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code(the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code.

Under a qualified plan pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. For tax purposes, the tax-deferred contributions and matching contributions are deductible by the Company when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan within a taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 ½, then certain special tax rules may be applicable.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken by the Plan. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

9.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2019	2018
Net assets available for plan benefits per the financial statements	$1,466,637,878	$1,210,200,611
Adjustment for fair value of fully benefit-responsive investment contracts	940,585	(1,169,763)
Adjustment for contributions receivable from MXD plan	—	(13,143,566)
Net assets available for plan benefits per the Form 5500	$1,467,578,463	$1,195,887,282

The following is a reconciliation of total additions per the financial statements to the Form 5500:

	December 31,
	2019	2018
Total additions per the financial statements	$379,568,248	$9,616,351
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,169,763	781,418
Current adjustment from fair value to contract value for fully benefit-responsive investment contracts	940,585	(1,169,763)
Total income per the Form 5500	$381,678,596	$9,228,006

	December 31,
	2019	2018
Total change in net assets available for plan benefits per financial statements	$256,437,267	$(95,653,978)
Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,110,348	(388,345)
Adjustment for transfer of plan assets from MXD plan	13,143,566	(13,143,566)
Total change in net assets available for plan benefits per Form 5500	$271,691,181	$(109,185,889)

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

	SHORT-TERM MONEY MARKET INSTRUMENTS:

*	COLCHESTER STREET FUND: MONEY MARKET PORTFOLIO:CLASS I	-	1.510%	**	$2,920,390
*	FIDELITY INSTITUTIONAL MONEY MARKET PORTFOLIO:CLASS I	-	2.280%	**	688,333
	Total Short-Term Money Market Instruments				3,608,723

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
	FIXED INCOME SECURITIES:
	SSGA GOVERNMENT ST INVESTMENT FUND	-	2.330%	**	1,445,802
	ABN AMRO BANK NV	8/27/2021	3.400%	**	413,476
	AIG GLOBAL FDG SR MTN	7/2/2020	2.150%	**	337,886
	AIG GLOBAL FDG SR MTN	6/25/2021	3.350%	**	255,598
	AIG GLOBAL FDG SR MTN	7/1/2022	2.300%	**	101,651
	AT&T INC	6/30/2020	2.450%	**	153,529
	ABBVIE INC	5/14/2020	2.500%	**	111,529
	ABBVIE INC	11/21/2022	2.300%	**	342,482
	AIR LEASE CORP	3/1/2021	2.500%	**	149,888
	ALLY MASTER OWNER TR	1/17/2023	2.700%	**	262,157
	ALLY MASTER OWNER TR	5/15/2023	3.290%	**	325,076
	ALLY AUTO RECEIVABLES TRUST	10/17/2022	1.930%	**	202,151
	ALTRIA GROUP INC	2/14/2022	3.490%	**	109,403
	AMERICAN ELECTRIC POWER INC	11/13/2020	2.150%	**	169,806
	AMERICAN EXPRESS CO	5/20/2022	2.750%	**	336,935
	AMXCA	12/15/2023	2.990%	**	259,129
	AMERICAN EXPRESS CR ACC MST TR	2/15/2024	3.060%	**	259,979
	AMERICAN EXPRESS CR ACCT MS TR	11/15/2024	2.670%	**	348,431
	AMERICAN EXPRESS CR ACCOUNT SECD TR	10/15/2024	2.870%	**	113,553
	AMERICAN HONDA FINANCE CORP	2/12/2021	2.650%	**	407,688
	AMERICAN HONDA FINANCE CORP	1/8/2021	3.150%	**	116,203
	AMERICAN INTERNATIONAL GRP INC	3/1/2021	3.300%	**	79,980
	ANALOG DEVICES INC	1/12/2021	2.950%	**	306,614
	AON CORP	11/15/2022	2.200%	**	76,529
	BA CR CARD TR	1/17/2023	1.840%	**	300,217

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019

	Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

BA CR CARD TR	7/17/2023	2.700%	**	332,612
BB&T CORP	2/1/2021	2.150%	**	404,651
BMW US CAPITAL LLC	4/6/2020	2.150%	**	478,745
BPCE SA	12/2/2021	2.750%	**	253,957
BMWLT	10/20/2020	2.070%	**	41,428
BMW VEH LEASE TR	7/20/2021	3.260%	**	116,160
BMW VEHICLE LEASE TRUST TR	11/22/2021	2.840%	**	189,667
BANK OF AMERICA CORPORATION	1/20/2023	3.120%	**	279,100
BANK OF AMERICA CORPORATION	12/20/2023	3.000%	**	461,288
BARCLAYS BANK PLC	1/11/2021	2.650%	**	815,123
BERKSHIRE HATHAWAY ENERGY COMP	1/15/2021	2.380%	**	264,194
BRISTOL-MYERS SQUIBB CO	5/16/2022	2.600%	**	268,112
BRISTOL-MYERS SQUIBB CO	7/26/2024	2.900%	**	288,709
CNH EQUIP TR	7/17/2023	3.120%	**	236,017
CVS HEALTH CORP	3/9/2021	3.350%	**	109,869
CAPITAL ONE FINANCIAL CORP	5/12/2020	2.500%	**	251,180
COMET	3/15/2023	2.080%	**	77,124
CAPITAL ONE MULTI-ASST EXEC TR	12/15/2024	2.840%	**	362,646
CAPITAL ONE NATL ASN MCLEAN VA	9/6/2022	2.150%	**	252,104
CARMAX AUTO OWNER TRUST	10/17/2022	2.110%	**	93,339
CARMX	1/17/2023	2.980%	**	141,586
CARMAX AUTO OWNER TR	9/15/2023	3.360%	**	167,542
CARMAX AUTO OWNER TR	3/15/2024	3.050%	**	228,013
CITIGROUP INC	2/18/2020	2.400%	**	625,747
CITIGROUP INC	4/25/2022	2.750%	**	209,164
CCCIT	8/8/2022	1.860%	**	261,922
CCCIT	1/20/2023	2.490%	**	269,776
CITIBANK NA	2/12/2021	2.850%	**	612,410
CITIBANK NA	5/20/2022	2.840%	**	329,978
CITIZENS BANK NA	10/30/2020	2.250%	**	276,571
CITIZENS FINANCIAL GRP INC	7/28/2021	2.380%	**	26,384
COMCAST CORP NEW	10/1/2021	3.450%	**	337,258
COMPASS BK BIRMINGHAM ALA MTN BE	6/11/2021	3.500%	**	254,767
CREDIT SUISSE AG NY BRNCH	11/12/2021	2.100%	**	251,823
DAIMLER FIN NORTH AMER LLC	3/2/2020	2.250%	**	241,844
DAIMLER FIN NORTH AMER LLC	5/5/2020	2.200%	**	200,784
DAIMLER FIN NORTH AMER LLC	2/12/2021	2.300%	**	404,251
DEERE JOHN CAPITAL CORP	1/8/2021	2.350%	**	406,611
DEERE JOHN CAPITAL CORP MTN	9/10/2021	3.130%	**	361,354
DIAGEO CAPITAL PLC	5/18/2020	3.000%	**	453,440

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019

	Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

DISNEY (WALT)MTN	12/1/2022	2.350%	**	100,614
DCENT	10/16/2023	1.850%	**	190,214
DISCOVER CARD EXECUTION NOTE	2/15/2023	1.880%	**	197,182
DISCOVER CARD EXECUTION NT TR	3/15/2024	3.320%	**	328,333
DISCOVER CARD EXECUTION NT TR	7/15/2024	3.040%	**	269,635
DISCOVER CARD EXECUTION NT TR	12/15/2023	2.010%	**	400,755
DOMINION GAS HLDGS LLC	11/15/2024	2.500%	**	58,379
DUKE ENERGY CORP(CAROLINAS LLC	3/15/2023	3.050%	**	227,565
ENTERPRISE PRODS OPER LLC	2/15/2021	2.800%	**	98,993
EVERSOURCE ENERGY	3/15/2021	2.500%	**	169,169
FHLG	4/1/2020	5.000%	**	18
FHLG	7/1/2035	5.500%	**	13,978
FHLG	3/1/2034	5.500%	**	20,293
FHLG	4/1/2026	4.000%	**	19,205
FHLG	5/1/2029	3.000%	**	851,828
FHLG	11/1/2028	2.500%	**	776,664
FEDERAL NAT MTG ASN GTD REM	1/25/2043	1.500%	**	175,259
FANNIE MAE	11/25/2045	3.500%	**	370,054
FEDERAL NAT MTG ASN GTD REM PA	2/25/2046	3.500%	**	417,287
FEDERAL HOME LN MTG MLT CTF GT	8/15/2032	2.000%	**	84,472
FEDERAL HOME LN MTG MLT CTF GT	10/15/2032	2.000%	**	88,303
FNMA	11/1/2034	5.500%	**	112,477
FNMA	11/1/2025	4.500%	**	56,300
FNMA	5/1/2029	4.000%	**	756,788
FNMA	12/1/2031	3.000%	**	187,849
FNMA	3/1/2030	3.000%	**	710,927
FNMA	6/1/2033	3.000%	**	320,746
FNMA	9/1/2049	4.500%	**	656,600
FIFTH THIRD BANCORP	7/27/2020	2.880%	**	154,499
FITAT	2/15/2022	1.800%	**	70,960
FORD CR AUTO LEASE TR	2/15/2022	2.280%	**	220,897
FORD CREDIT FLOORPLAN MASTER	5/15/2023	2.950%	**	329,829
FORDO	3/15/2021	1.220%	**	12,354
FORDO	6/15/2021	1.670%	**	54,008
FOX CORPORATION	1/25/2022	3.670%	**	19,916
GE CAP INTL FDG CO	11/15/2020	2.340%	**	552,061
GNII II	6/20/2048	4.500%	**	291,067
GM FINANCIAL AUTO LEASING TRUST	6/21/2021	3.060%	**	122,997
GMCAR	7/18/2022	2.320%	**	109,617
GM FINANCIAL AUTO LEASING TRUST	12/20/2021	2.980%	**	160,547
GM FINL CONSUMER AUTO RECEIVABLES	11/16/2023	2.970%	**	253,744

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019

	Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
GM FINL AUTOMOBILE LEASING TR	3/21/2022	2.670%	**	95,793
GENERAL DYNAMICS CORP	5/11/2021	3.000%	**	510,388
GLAXOSMITHKLINE CAP PLC	5/14/2021	3.130%	**	459,518
GOLDMAN SACHS GROUP INC (THE)	9/15/2020	2.750%	**	324,093
GOLDMAN SACHS GROUP INC (THE)	7/24/2023	2.900%	**	133,950
GUARDIAN LIFE GLOBAL FUNDING	4/25/2023	3.400%	**	261,375
HSBC HOLDINGS PLC	3/13/2023	3.260%	**	309,686
HOME DEPOT INC	3/1/2022	3.250%	**	417,443
HONDA AUTO REC TR	12/18/2020	1.210%	**	11,468
HONDA AUTO RECEIVABLES	7/21/2021	1.720%	**	36,825
HUNTINGTON NATL BK COLUMBUS OH	5/14/2021	3.250%	**	299,146
HYUNDAI CAPITAL AMERICA	3/19/2020	2.600%	**	151,197
HART	4/15/2021	1.290%	**	15,464
HYUNDAI AUTO RECEIVABLES TR	2/15/2024	1.940%	**	201,310
HYUNDAI AUTO LEASE SECURITIZATION TR	7/15/2022	2.790%	**	164,323
INGERSOLL RAND GLB HLDG CO LTD	2/21/2021	2.900%	**	217,149
INTERCONTINENTAL EXCHANGE INC	12/1/2020	2.750%	**	50,450
IBM CORPORATION	5/13/2022	2.850%	**	358,896
JPMORGAN CHASE & CO	10/29/2020	2.550%	**	211,868
JPMORGAN CHASE & CO	6/18/2022	3.510%	**	306,830
JPMORGAN CHASE & CO	4/1/2023	3.210%	**	361,038
JOHN DEERE OWNER TR	12/15/2023	2.210%	**	220,648
KEYBANK NATL ASSN	2/1/2022	3.300%	**	260,182
MANUFACTURERS & TRADERS TR CO	5/18/2022	2.500%	**	304,291
MARSH & MCLENNAN COS INC	3/6/2020	2.350%	**	318,486
MARSH & MCLENNAN COS INC	1/30/2022	2.750%	**	288,634
MARSH & MCLENNAN COS INC	12/29/2020	3.500%	**	160,341
MERCEDES-BENZ AUTO LEASE TRUST	10/17/2022	2.000%	**	155,174
MERCEDES-BENZ AUTO LEASE TR	2/16/2021	2.410%	**	114,579
MERCEDES-BENZ AUTO LEASE TR	11/15/2021	3.100%	**	166,719
MET LIFE GLOB FUNDING I	4/8/2022	2.650%	**	418,406
MET LIFE GLOB FUNDING I	6/12/2020	2.050%	**	270,450
MITSUBISHI UFJ FIN GRP INC	3/1/2021	2.950%	**	295,939
MITSUBISHI UFJ FIN GRP INC	7/26/2021	3.540%	**	259,588
MITSUBISHI UFJ FIN GRP INC	7/18/2022	2.620%	**	307,514
MORGAN STANLEY	4/21/2021	2.500%	**	215,648
MORGAN STANLEY	11/17/2021	2.630%	**	355,213
MORGAN STANLEY	1/27/2020	2.650%	**	226,613
NYS UDC	3/15/2022	2.550%	**	363,562
NAROT	8/16/2021	1.740%	**	50,596
NAROT	1/15/2021	1.320%	**	3,017

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019

	Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
ONTARIO PROVINCE	4/14/2020	4.400%	**	1,220,245
PNC BANK NA PITTSBURGH PA	11/5/2020	2.450%	**	252,117
PNC BANK NA	12/9/2021	2.550%	**	253,326
PHILIP MORRIS INTL INC	2/18/2022	2.630%	**	101,159
PHILIP MORRIS INTL INC	5/1/2024	2.880%	**	258,323
PRICOA GLOBAL FDG I MTN	9/23/2024	2.400%	**	278,333
PRICOA GLOBAL FDG I MTN	9/21/2022	2.450%	**	152,763
PROTECTIVE LIFE GLOBAL FDG	9/25/2020	2.160%	**	340,440
PUBLIC SERVICE ELEC & GAS CO	11/15/2022	2.650%	**	142,610
QUEBEC PROVINCE	7/29/2020	3.500%	**	1,229,241
REGIONS FINL CORP NEW	8/14/2022	2.750%	**	249,815
REGIONS FINL CORP NEW	8/14/2023	3.800%	**	110,457
REGIONS BANK OF ALABAMA	4/1/2021	2.750%	**	253,751
SEMPRA ENERGY	2/1/2020	2.400%	**	303,020
SUMITOMO MITSUI BKG CORP	1/17/2020	2.510%	**	252,908
SUNTRUST BANK ATLNTA GA MTN BE	8/2/2022	3.500%	**	155,597
SUNTRUST BANK	5/17/2022	2.800%	**	337,273
SUNTRUST BANKS INC	3/3/2021	2.900%	**	142,770
SVENSKA HANDELSBANKEN AB	5/24/2021	3.350%	**	409,181
TORONTO DOMINION BANK	4/7/2021	2.130%	**	161,722
TOYOTA MOTOR CREDIT CORP	4/17/2020	1.950%	**	250,996
UBS AG LON BRANCH	6/8/2020	2.200%	**	250,484
UBS AG LON BRANCH	12/1/2020	2.450%	**	201,091
USAA AUTO OWNER TRUST	5/17/2021	1.700%	**	14,890
USAA CAPITAL CORP MTN BE	7/1/2020	3.000%	**	408,176
US BANK NA CINCI OH MED TRM BE	2/4/2021	3.000%	**	409,631
UST NOTES	8/31/2023	1.380%	**	23,793,526
UST NOTES	7/31/2022	1.880%	**	17,954,765
UST NOTES	11/15/2021	2.880%	**	13,963,802
UST NOTES	12/31/2020	2.500%	**	29,514,088
VERIZON COMMUNICATIONS INC	3/16/2022	3.130%	**	279,469
VOLKSWAGEN AUTO LN ENHANCED TR	11/21/2022	3.020%	**	152,877
WELLS FARGO & CO NEW	7/22/2020	2.600%	**	680,243
WELLS FARGO BK NATL ASSN	7/23/2021	3.330%	**	408,988
WELLS FARGO BK NA SF CA MTN BE	9/9/2022	2.080%	**	453,585
WORLD OMNI AUTO RECEIVABLES TRUST	2/15/2022	1.300%	**	35,760
WOART	9/15/2021	1.770%	**	15,959
WORLD OMNI AUTO LEASE SECURITY	5/16/2022	2.940%	**	147,041
ZIONS FIRST NATIONAL BANK	8/27/2021	3.500%	**	281,578
ZIONS BANCORP NA	3/4/2022	3.350%	**	259,143
Total Synthetic Guaranteed Investment Contracts				134,370,278

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019

		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

	MUTUAL FUNDS:
*	Fidelity Ext Mkt Index		488,598 shares	**	31,802,838
*	Fidelity Contrafund - Class K		10,390,163 shares	**	142,656,932
*	Fidelity US Bond Idx		3,487,116 shares	**	41,531,547
*	Fidelity 500 Index		644,354 shares	**	72,180,571
*	Fidelity Total Intl Index		559,272 shares	**	6,946,162
	MFS Institutional International Equity Fund		1,901,006 shares	**	52,962,030
	JP Morgan Equity Income Select Fund		4,252,705 shares	**	82,672,576
	DFA Emerging Markets Core Equity Fund		146,143 shares	**	3,181,523
	Boston TR SMID CAP		1,605,706 shares	**	28,742,139
	Total Mutual Funds				462,676,318

	COMMON COLLECTIVE TRUSTS:
*	Pyramis Index TD Income T		380,862 units	**	5,724,360
*	Pyramis Index TD 2005 T		171,444 units	**	2,789,397
*	Pyramis Index TD 2010 T		201,176 units	**	3,562,834
*	Pyramis Index TD 2015 T		814,575 units	**	14,841,561
*	Pyramis Index TD 2020 T		3,120,010 units	**	56,908,989
*	Pyramis Index TD 2025 T		4,575,136 units	**	88,574,634
*	Pyramis Index TD 2030 T		4,193,147 units	**	81,556,701
*	Pyramis Index TD 2035 T		3,332,443 units	**	68,781,623
*	Pyramis Index TD 2040 T		2,525,701 units	**	51,928,418
*	Pyramis Index TD 2045 T		2,139,784 units	**	44,293,533
*	Pyramis Index TD 2050 T		1,799,175 units	**	36,991,029
*	Pyramis Index TD 2055 T		1,203,524 units	**	25,382,324
*	Pyramis Index TD 2060 T		367,991 units	**	5,501,467
*	Fidelity Growth Co Pool		9,948,940 units		252,305,110
	Total Common Collective Trusts				748,089,547

*	Ryder System, Inc. common stock		1,151,391	**	62,532,045
	Total investments per net assets available for plan benefits				1,411,276,911

*	Notes receivable from participants	maturing thru 2035	1.5% - 9.5%		37,288,760
	Investments at Fair Value per the 5500				$1,448,565,671

*	Represents a Party-In-Interest
**	Indicates a participant directed investment; the cost disclosure is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

           RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Date: June 16, 2020	By: /s/ Nicole Turner
Nicole Turner
Vice President of Compensation and Benefits

EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION

23.1 Consent of Independent Registered Certified Public Accounting Firm - BDO USA, LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ryder System, Inc. 401(k) Savings Plan
Miami, Florida

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-231208, No. 333-134113 and No. 333-177285) of Ryder System, Inc. of our report dated June 16, 2020, relating to the financial statements and supplemental schedule of Ryder System, Inc. 401(k) Savings Plan which appear in this Form 11-K for the year ended December 31, 2019.

Certified Public Accountants

/s/ BDO USA, LLP

Miami, Florida
June 16, 2020